SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                                (Amendment No. 7)

                                ARRIS Group, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    04269Q100
                                    ---------
                                  (CUSIP Number)

                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                     Canada
                                 (905) 863-1103
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 25, 2003
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 11 Pages)

CUSIP NO. 04269Q100                                         Page 2 of 11 Pages

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Nortel Networks Corporation
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)
             (b)
   Not Applicable
--------------------------------------------------------------------------------
3. SEC USE ONLY


--------------------------------------------------------------------------------
4. SOURCE OF FUNDS


   OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Canada
---------------------------------------- ---------------------------------------
                                         7. SOLE VOTING POWER

                                            14,000,000 shares
                                         ---------------------------------------
                                         8. SHARED VOTING POWER
         NUMBER OF SHARES
       BENEFICIALLY OWNED BY                0 shares
       EACH REPORTING PERSON             ---------------------------------------
              WITH                       9. SOLE DISPOSITIVE POWER

                                            14,000,000 shares
                                         ---------------------------------------
                                         10. SHARED DISPOSITIVE POWER

                                             0 shares
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,000,000 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 04269Q100                                         Page 3 of 11 Pages

                                 AMENDMENT NO. 7
                                       TO
                                  SCHEDULE 13D

     This Amendment No. 7 amends the Statement on Schedule 13D filed on August 13, 2001, by and on behalf of Nortel Networks Corporation with respect to its beneficial ownership of common stock, par value $.01 per share ("Arris Group Common Stock"), of Arris Group, Inc. (f/k/a Broadband Parent Corporation), a Delaware corporation ("Arris Group"), as amended by Amendment No. 1 to Schedule 13D filed on June 11, 2002, Amendment No. 2 to Schedule 13D filed on June 21, 2002, Amendment No. 3 to Schedule 13D filed on June 25, 2002, Amendment No. 4 to
Schedule 13D filed on March 13, 2003, Amendment No. 5 to Schedule 13D filed on March 19, 2003 and Amendment No. 6 to Schedule 13D filed on March 25, 2003 (as amended, the "Statement"). The Statement, as amended by this Amendment No. 7 is referred to herein as "Schedule 13D." This Schedule 13D is filed to report, among other things, that Arris Group filed a registration statement on Form S-3 (Registration No. 333-107325) with respect to the sale by Nortel Networks Inc. of up to 14,000,000 shares of Arris Group Common Stock. Capitalized terms used and not defined herein have the meanings set forth in the Statement.

     With respect to Items 2, 4, 5 and 6 of this Schedule 13D, the Schedule I to the Statement is hereby replaced with the Schedule I attached hereto.

Item 4. Purpose of Transaction.
        ----------------------

     The tenth paragraph of Item 4 of the Statement is hereby amended and restated to read in its entirety as follows:

     On March 20, 2003, in accordance with the terms of the Stock Option Agreement, Arris Group exercised the Stock Option for 8,000,000 shares of Arris Group Common Stock at an exercise price per share equal to $3.50. On March 24, 2003, Nortel Networks Inc. consummated the sale of 8,000,000 shares of Arris Group Common Stock to Arris Group for an aggregate consideration of $28,000,000. Pursuant to the terms of the Stock Option Agreement, there was also a reduction in the forgiveness of the Class B Return equal to 50% of the product of (a) the difference between $4.00 per share and the exercise price per share ($3.50), multiplied by (b) the number of shares of Arris Group Common Stock acquired upon exercise (8,000,000). Accordingly, the amount of this forgiveness was reduced by $2,000,000, which amount was wired to Nortel Networks on March 24, 2003. As described in Item 6 of this Schedule 13D, the Stock Option expired by its terms on June 30, 2003.

     The final paragraph of Item 4 of the Statement is hereby deleted in its entirety and the following paragraphs shall be inserted in lieu thereof:

     On July 25, 2003, Arris Group filed a registration statement on Form S-3 (Registration No. 333-107325) (the "July 2003 Registration Statement") with respect to the sale by Nortel Networks Inc. of up to 14,000,000 shares of Arris Group Common Stock as a result of the exercise of certain demand registration rights as described in Item 6 of the Statement, which is incorporated herein by reference. The shares of Arris Group Common Stock registered under

CUSIP NO. 04269Q100                                         Page 4 of 11 Pages

the July 2003 Registration Statement may be sold by Nortel Networks Inc., or its pledgees, assignees, donees, distributes, transferees, or any other successors in interest to any or all of the shares of Arris Group Common Stock, from time to time directly to purchasers or through agents, underwriters or dealers on any stock exchange or automated interdealer quotation system on which the shares of Arris Group Common Stock are listed, in the over-the-counter market, in privately negotiated transactions or otherwise. These sales may be at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated.

     Except as set forth in this Schedule 13D, the Reorganization Agreement, the Arris LLC Operating Agreement, the S-3 Registration Statement, the Prospectus Supplement, the Option Agreement, the Underwriting Agreement, the Stock Option Agreement, the Master Securities Loan Agreement, the March Prospectus Supplement and the July 2003 Registration Statement, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which related to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     The first paragraph of Item 5(a) of the Statement is hereby amended and restated to read in its entirety as follows:

     (a) Nortel Networks Corporation is the beneficial owner of 14,000,000 shares of Arris Group Common Stock, representing approximately 18.7% of the Arris Group Common Stock issued and outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of Arris Group.
        -------------------------

     The last paragraph describing the Stock Option Agreement in Item 6 of the Statement is hereby deleted in its entirety and the following paragraph shall be inserted in lieu thereof:

     On March 20, 2003, in accordance with the terms of the Stock Option Agreement, Arris Group exercised the Stock Option for 8,000,000 shares of Arris Group Common Stock at an exercise price per share equal to $3.50. On March 24, 2003, Nortel Networks Inc. consummated the sale of 8,000,000 shares of Arris Group Common Stock to Arris Group for an aggregate consideration of $28,000,000. Pursuant to the terms of the Stock Option Agreement, there was also a reduction in the forgiveness of the Class B Return equal to 50% of the product of (a) the difference between $4.00 per share and the exercise price per share ($3.50), multiplied by (b) the number of shares of Arris Group Common Stock acquired upon exercise (8,000,000). Accordingly, the amount of this forgiveness was reduced by $2,000,000, which amount was wired to Nortel Networks on March 24, 2003. On June 30, 2003, pursuant to the terms of the Stock Option Agreement, the Stock Option expired. A copy of the Stock Option Agreement is filed as Exhibit 9 to the Statement and incorporated herein by reference.

CUSIP NO. 04269Q100                                         Page 5 of 11 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    July 25, 2003           NORTEL NETWORKS CORPORATION



                                 By: /s/ Katharine B. Stevenson
                                     ------------------------------------------
                                     Katharine B. Stevenson
                                     Treasurer



                                 By: /s/ Gordon Davies
                                     ------------------------------------------
                                     Gordon Davies
                                     Assistant Secretary

CUSIP NO. 04269Q100                                         Page 6 of 11 Pages

                                   SCHEDULE I
                           NORTEL NETWORKS CORPORATION
                                       AND
                             NORTEL NETWORKS LIMITED
DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN NON-EXECUTIVE BOARD APPOINTED OFFICERS

     The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors, executive officers and certain non-executive board appointed officers of Nortel Networks Corporation and Nortel Networks Limited is set forth below. Unless otherwise indicated below, the business address of each director, executive officer and certain non-executive board appointed officers is Nortel Networks Corporation and Nortel Networks Limited, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.

                                      PRESENT PRINCIPAL
  NAME AND CITIZENSHIP            OCCUPATION OR EMPLOYMENT

Directors
---------

   Blanchard, James J.      Piper Rudnick
   American                 901-15th Street, N.W., Suite 700
                            Washington, DC 20005-2301 U.S.A.

   Brown, Robert E.         Chairman of the Board
   Canadian/British         Air Canada
                            Air Canada Center
                            7373 Cote Vertu West
                            Montreal, Quebec
                            Canada H4Y 1H4

   Cleghorn, John E.        Chairman of the Board
   Canadian                 SNC-Lavalin Group Inc.
                            200 Bay Street, South Tower, Suite 3115
                            Royal Bank Plaza
                            Toronto, Ontario M5J 2J5 Canada

   Dunn, Frank A.           President and Chief Executive Officer
   Canadian                 Nortel Networks Corporation and
                            Nortel Networks Limited

   Fortier, L. Yves         Chairman and Senior Partner
   Canadian                 Ogilvy Renault
                            1981 McGill College Avenue, 12th Floor
                            Montreal, Quebec H3A 3C1 Canada

CUSIP NO. 04269Q100                                         Page 7 of 11 Pages

   Ingram, Robert A.        Vice Chairman Pharmaceuticals
   American                 GlaxoSmithKline
                            5 Moore Drive
                            Research Triangle Park, N.C. 27709 U.S.A.

   Owens, William A.        Chief Executive Officer and Chairman of the Board
   American                 Teledesic LLC
                            3740 Carillon Point
                            Kirkland,  WA 98033 U.S.A.

   Saucier, Guylaine        1321 Sherbrooke Street West, Suite C-61
   Canadian                 Montreal, Quebec H3G 1J4 Canada

   Smith, Jr., Sherwood H.  Chairman Emeritus of the Board
   American                 CP&L
                            One Hanover Square Building
                            421 Fayetteville Street Mall
                            Raleigh, N.C. 27601-1748 U.S.A.

   Wilson, Lynton R.        Chairman of the Board
   Canadian                 CAE Inc.
                            483 Bay Street, Floor 7, North Tower
                            Toronto, Ontario M5G 2C9 Canada

                            Chairman of the Board of Nortel Networks Corporation and Nortel Networks Limited

Officers
--------

   Dunn, Frank A.           President and Chief Executive Officer
   Canadian

   Beatty, Douglas C.       Chief Financial Officer
   Canadian

   DeRoma, Nicholas J.      Chief Legal Officer
   American

   Mumford, D. Gregory      Chief Technology Officer
   Canadian                 3500 Carling Avenue
                            Nepean, Ontario
                            K2H 8E9  Canada

   Debon, Pascal            President, Wireless Network
   French                   2221 Lakeside Boulevard
                            Richardson, Texas
                            75082-4399  U.S.A.

CUSIP NO. 04269Q100                                         Page 8 of 11 Pages

   Bolouri, Chahram         President, Global Operations
   Canadian

   McFadden, Brian W.       President, Optical Networks
   Canadian                 2351 Boulevard Alfred-Nobel
                            St. Laurent, Quebec
                            H4S 2A9  Canada

   Pusey, Stephen C.        President, Europe, Middle East and Africa
   U.K.                     Maidenhead Office Park,
                            Westacott Way
                            Maidenhead, Berkshire
                            SL6 3QH England

   Spradley, Susan L.       President, Wireline Networks
   American                 2221 Lakeside Boulevard
                            Richardson, Texas
                            75082-4399  U.S.A.

   Tariq, Masood A.         President, Global Alliances
   Canadian/American        4006 E. Chapel Hill-Nelson Highway
                            Research Triangle Park, North Carolina
                            27709  U.S.A.

   Donovan, William J.      Senior Vice-President, Human Resources
   American

   Gollogly, Michael J.     Controller
   Canadian/U.K.

   Donoghue, Adrian J.*     General Auditor
   Canadian

   Stevenson, Katharine B.  Treasurer
   Canadian/American

   Noble, Deborah J.*       Corporate Secretary
   Canadian

   Schilling, Steven L.     President, Enterprise Accounts
   American                 4006 E. Chapel Hill-Nelson Highway
                            Research Triangle Park, North Carolina
                            27709  U.S.A.

   Doolittle, John M.*      Vice-President, Tax
   Canadian

CUSIP NO. 04269Q100                                         Page 9 of 11 Pages



   Morrison, Blair F.*      Assistant Secretary
   Canadian

   Pahapill, MaryAnne E.*   Assistant Treasurer
   Canadian

   Collins, Malcolm K.      President, Enterprise Networks
   U.K.                     4006 E. Chapel Hill-Nelson Highway
                            Research Triangle Park, North Carolina
                            27709  U.S.A.

   Hitchcock, Albert R.*    Chief Information Officer
   U.K.                     4006 E. Chapel Hill-Nelson Highway
                            Research Triangle Park, North Carolina
                            27709  U.S.A.

   Mao, Robert Yu Lang      President and Chief Executive Officer, Greater China
   American                 11/f, Tower 3
                            Sun Dong An Plaza
                            138 Wang Fu Jing Da Jie
                            Beijing, 100006 China

   Joannou, Dion C.         President, CALA
   American                 1500 Concord Terrace
                            Sunrise, Florida 33323  U.S.A.

   Davies, Gordon*          Assistant Secretary
   Canadian

   Giamatteo, John J.       President, Asia Pacific
   American                 Gate City Ohsaki, East Tower
                            9F 1-11-2 Ohsaki
                            Shinagawa-Ku, Tokyo
                            141-8411 Japan


   *Non-executive board appointed officers

CUSIP NO. 04269Q100                                         Page 10 of 11 Pages

                 DIRECTORS, EXECUTIVE OFFICERS AND NON-EXECUTIVE
                           BOARD APPOINTED OFFICERS OF
                              NORTEL NETWORKS INC.

     The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors, executive officers and non-executive board appointed officers of Nortel Networks Inc. is set forth below. Unless otherwise indicated below, the business address of each director, executive officer and non-executive board appointed officer is Nortel Networks Inc., 220 Athens Way, Nashville, Tennessee 37228 USA.


                                                PRESENT PRINCIPAL
     NAME AND CITIZENSHIP                    OCCUPATION OR EMPLOYMENT


Directors
---------

   Cross, Mary M.           President, Nortel Networks Inc.
   American                 4008 E. Chapel Hill-Nelson Highway
                            Research Triangle Park, N.C. 27709 U.S.A.

   Stevenson, Katharine B.  Treasurer, Nortel Networks Corporation and
   Canadian/American        Nortel Networks Limited
                            8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6 Canada
Officers
--------

   Cross, Mary M.           President
   American                 4008 E. Chapel Hill-Nelson Highway
                            Research Triangle Park, N.C. 27709 U.S.A.

   Egan, Lynn C.*           Assistant Secretary
   American

   Gigliotti, Thomas A.*    Assistant Secretary
   American                 4001 E. Chapel Hill-Nelson Highway
                            Research Triangle Park, N.C. 27709 U.S.A.

   Higginbotham, Ernest R.* Assistant Secretary
   American                 2221 Lakeside Blvd.
                            Richardson, TX 75082-4399 U.S.A.

   Knudsen, Paul T.*        Assistant Secretary
   Canadian                 2221 Lakeside Blvd.
                            Richardson, TX 75082-4399 U.S.A.

CUSIP NO. 04269Q100                                         Page 11 of 11 Pages

   Krebs, Laurie            Vice President, Tax
   American                 4001 E. Chapel Hill-Nelson Highway
                            Research Triangle Park, N.C. 27709 U.S.A.

   LaSalle, William J.*     Secretary
   American                 Nortel Networks Limited
                            8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6 Canada

   Lester, Monica L.        Treasurer
   American

   Noble, Deborah J.*       Corporate Secretary
   Canadian                 Nortel Networks Corporation and
                            Nortel Networks Limited
                            Assistant Secretary, Nortel Networks Inc.
                            8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6 Canada

   Stout, Allen K.          Vice President, Finance
   American


         * Non-executive board appointed officers